Mail Stop 4561

September 8, 2008

Robert Kornstein
President and Chief Executive Officer
New York Residential, Inc.
15 West 72nd Street, Suite 15K
New York, NY 10023

Re: **New York Residential, Inc.**
      Amendment No. 2 to Form SB-2 on Form S-1
      Filed August 7, 2008
      File No. 333-141653

Dear Mr. Kornstein:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have read and considered your response to comment one. Please update your financial statements and related notes in accordance with Rule 8-08 of Regulation S-X.

Dilution, page 10

2.   Explain to us and disclose how the numerator and denominator of your pro forma net tangible book value after the offering were calculated. To the extent you continue to disclose the sale of 10%, 50% and 100% of the units offered, you should disclose your calculation of your pro forma net tangible book value for each of these sales.

Proposed Business, page 13

3.   You state on page 14 that, during 2007 and 2008, you entered into agreements to engage in the design and renovation of two additional residential apartments in New York City as well as the design and construction of a residential home in Kent, Connecticut. We further note your statement on page 13 that you are not generating any revenues. Please revise your disclosure to discuss whether you have started any design or construction with respect to any of these contracts and whether you expect to generate any revenue from these contracts.

4.   We note your response to prior comment 7 and the revised disclosure on page 15. In particular, we note the statement that Mr. Kornstein has experience in construction management and in buying and renovating smaller residential buildings. We continue to believe that you should provide more detailed disclosure regarding Mr. Kornstein's experience in acquiring and operating residential real estate. For example, please briefly describe the number, relative size and location of any smaller residential buildings acquired and renovated by Mr. Kornstein.

Exhibits

5.   We have reviewed the opinion filed as exhibit 5.1. Please revise your opinion to also state that the warrants are legal, binding obligations under the state contract law governing the warrant agreement.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Cicely Lamothe, Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey A. Rinde, Esq.
      Hodgson Russ LLP